UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act Of 1934

FOR THE MONTH OF NOVEMBER 2009
COMMISSION FILE NUMBER: 001-33820

A-POWER ENERGY GENERATION SYSTEMS, LTD.
(Translation of registrant's name into English)
No. 44 Jingxing Road
Tiexi District
Shenyang, Liaoning, China 110021

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Entry into a Material Definitive Agreement

On October 29, 2009, Shenyang Power Group Company Limited ("Shenyang") entered into a Joint Venture Framework Agreement (the "Framework Agreement") with United States Renewable Energy Group Wind Partners I, LLC ("USREG"), pursuant to which Shenyang and USREG have agreed to create a joint venture that will design, develop, manage and operate a wind energy power plant to be located in west Texas with an eventual capacity of approximately 600 MW (the "Project").  It is anticipated that the relative equity ownership percentages in the joint venture will be held 49% by Shenyang and 51% by USREG. A-Power Energy Generation Systems, Ltd. ("A-Power") is the holder of 60% of the registered share capital of Shenyang.

Pursuant to the Framework Agreement, Shenyang and USREG will perform certain due diligence activities and use commercially reasonable efforts to negotiate in good faith the various detailed agreements for the Project.    It is expected that these agreements will include, in addition to a detailed joint venture agreement between Shenyang and USREG, a turbine supply agreement and a turn-key construction, erection, testing and commissioning services contract with A-Power through its indirect wholly-owned subsidiaries, Shenyang (Ruixiang) Lucky Wind Power Equipments Co., Ltd. and Liaoning GaoKe Energy Group Company Limited ("GaoKe Energy"), respectively, for the turbine supply and construction requirements of the Project.  It is also expected that GaoKe Energy may subcontract certain services to Cielo Wind Services, Inc. or an affiliate thereof. If the parties are unable to agree on the terms of such agreements by December 22, 2009, subject to any mutually agreed extension by the parties, then the Framework Agreement shall terminate.

The foregoing description of the Framework Agreement does not purport to be complete and is qualified in its entirety by reference to the Framework Agreement, which is filed as Exhibit 99.1 to this report and is incorporated herein by reference.   The Framework Agreement has been included to provide information regarding the terms of the joint venture with respect to the Project.  It is not intended to provide any other factual information about A-Power or its subsidiary, Shenyang.

Other Events

On October 29, 2009, A-Power issued a press release announcing that Shenyang entered into the Framework Agreement and that A-Power was designated under the Framework Agreement to supply turbines to the Project.  Definitive agreements to supply the turbines, or design, develop, manage or operate them, have not been entered into at this point in time between A-Power and the joint venture.  The full text of the press release is furnished as Exhibit 99.2 to this Current Report on Form 6-K.

TABLE OF CONTENTS

Page

Signature	4
Exhibit Index	5

Exhibit 99.1 – Joint Venture Framework Agreement
Exhibit 99.2 – Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A-Power Energy Generation Systems, Ltd.

By:	/s/ John S. Lin
Name:	John S. Lin
Title:	Chief Operating Officer

Date: November 4, 2009

EXHIBIT INDEX

Exhibit Number	Description

99.1	Exhibit 99.1 – Joint Venture Framework Agreement
99.2	Exhibit 99.2 – Press Release